FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Avalon Rare Metals Inc.
130 Adelaide Street West
Suite 1901
Toronto, ON M5H 3P5

Item 2	Date of Material Change

November 27, 2015.

Item 3	News Release

A news release was disseminated on November 27, 2015 through the facilities of Newsfile and subsequently filed on SEDAR and EDGAR.

Item 4	Summary of Material Changes

On November 27, 2015, Avalon Rare Metals Inc. (“Avalon” or the “Company”) announced its intention to delist its common shares from trading on the NYSE MKT.

Item 5	Full Description of Material Change

Avalon intends to file a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) with the U.S. Securities and Exchange Commission (the "SEC") to voluntarily withdraw its common shares from listing on the NYSE MKT LLC (“NYSE MKT”). Avalon expects to file the Form 25 on December 7, 2015. Avalon expects the delisting will be effective approximately 10 days after the filing of the Form 25.

The voluntary delisting from the NYSE MKT is a result of the Company being deemed to be not in compliance with the continued listing standards of the NYSE MKT, due to the Company's recent low selling share price (see the Company’s news release dated August 5, 2015). In order to maintain the Company’s listing on the NYSE MKT, Avalon would have had to effect a share consolidation, which would have required approval by the Company’s shareholders at the upcoming annual general meeting (“AGM”) in February, 2016.

After many discussions with shareholders, the Board of Directors determined that a resolution for a share consolidation would not have secured sufficient support at the upcoming AGM, and may otherwise have been detrimental to the shareholders’ long term interest. Accordingly, the Company has chosen to delist its common shares from the NYSE MKT, rather than pursue a share consolidation.

Avalon's common shares will continue to be listed on the Toronto Stock Exchange, which is one of the world's premier stock exchanges for mineral exploration and development companies. U.S. shareholders should be able to trade their Avalon shares on the TSX through U.S. broker-dealers who have Canadian registered broker-dealer affiliates.

In addition, the Company has applied to have its common shares qualified for trading in the United States on the OTCQX® Best Market (“OTCQX”). While this application has not yet been approved, it is anticipated that the Company’s shares will commence trading on the OTCQX on the same date they are delisted from the NYSE MKT to maintain continuous market access for trading the Company’s common shares in US dollars.

The Company will continue to be a reporting issuer with the SEC following the voluntary delisting.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Donald S. Bubar, President & Chief Executive Officer, (416) 364-4938.

Item 9	Date of Report

December 1, 2015.

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements regarding that the Company’s expects to file the Form 25 on December 7, 2015, that in order to maintain the Company’s listing on the NYSE MKT, Avalon would have had to effect a share consolidation, that a share consolidation would likely not have passed at the upcoming AGM, and may otherwise have been detrimental to the Company’s share price, that Avalon's common shares will continue to be listed on the Toronto Stock Exchange, that U.S. shareholders should be able to trade their Avalon shares on the TSX through U.S. broker-dealers who have Canadian registered broker-dealer affiliates, that it is anticipated that the Company’s shares will commence trading on the OTCQX on the same date they are delisted from the NYSE MKT and that the Company will continue to be a reporting issuer with the SEC following the voluntary delisting. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.